Exhibit 12.1
Aon plc and Consolidated Subsidiaries
Combined With Unconsolidated Subsidiaries
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
(millions except ratio)	2017	2016	2015	2014	2013
Income from continuing operations before income taxes and noncontrolling interests	$685	$1,401	$1,428	$1,559	$1,347
Less: Equity in earnings on less than 50% owned entities	12	13	13	12	20
Add back fixed charges:
Interest on indebtedness	282	282	273	255	210
Interest on uncertain tax positions	—	—	—	4	5
Portion of rents representative of interest factor	33	28	33	40	40
Income as adjusted	$988	$1,698	$1,721	$1,846	$1,582
Fixed charges:
Interest on indebtedness	$282	$282	$273	$255	$210
Interest on uncertain tax positions	—	—	—	4	5
Portion of rents representative of interest factor	33	28	33	40	40
Total fixed charges	$315	$310	$306	$299	$255
Ratio of earnings to fixed charges	3.1	5.5	5.6	6.2	6.2